FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [ ]  Merger
      [ ]  Liquidation
      [X]  Abandonment of Registration
           (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]  Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Credit Suisse Alternative Capital Event Driven Fund, LLC

3.    Securities and Exchange Commission File No.: 811-21659

4.    Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?

      [X]   Initial Application     [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

            11 Madison Avenue, 13th Floor
            New York, NY 10010

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      George Zornada                                 Edward Poletti
      Kirkpatrick & Lockhart Nicholson               Credit Suisse Alternative Capital, Inc.
            Graham LLP                               11 Madison Avenue, 13th Floor
      State Street Financial Center       or         New York, New York 10010
      One Lincoln Street                             (212) 325-2000
      Boston, Massachusetts 02111
      (617) 261-3231

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Credit Suisse Alternative Capital, Inc.   PFPC Trust Company
      11 Madison Avenue                         800 Tinicum Boulevard, 3rd Floor
      New York, New York 10017                  Philadelphia, Pennsylvania 19153

      PFPC Inc.
      301 Bellevue Parkway
      Wilmington, Delaware 19809


      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

            [X]  Management company;
            [ ]  Unit investment trust; or
            [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [ ]  Open-end          [X]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

      Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Adviser:
      -------

      Credit Suisse Alternative Capital, Inc.
            (f/k/a CSFB Alternative Capital, Inc.)
      11 Madison Avenue
      New York, New York 10017

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Credit Suisse Securities (USA) LLC
            (f/k/a CSFB Securities (USA) LLC)
      11 Madison Avenue
      New York, New York 10017


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



13.   If the fund is a unit investment trust ("UIT") provide:

      Not Applicable.

        (a) Depositor's name(s) and address(es):

        (b) Manager's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

            [ ]  Yes   [X]  No

            If Yes, for each UIT state:

            Name:
            File No.:
            Business Address:


15.   (a)   Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes    [  ]  No

            If Yes, state the date on which the board vote took place:

            October 17, 2006

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ ]  Yes   [X]  No

            If Yes, state the date on which the shareholder vote took place:

            If  No,   explain:   Approval  from  the   shareholders   concerning
            abandonment of registration is not required under the fund's limited liability company agreement.


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ ]  Yes   [ ]  No

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

      (a)   If Yes, list the date(s) on which the fund made those distributions:

      (b)   Were the distributions made on the basis of net assets?

            [ ]  Yes   [ ]  No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [ ]  Yes   [ ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   LIQUIDATIONS ONLY:

            Were any distributions to shareholders made in kind?

            [ ]  Yes   [ ]  No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:

      Has the fund issued senior securities?
            [ ]  Yes   [ ]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [ ] Yes    [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)   Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]  Yes   [ ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [ ] Yes    [ ] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [ ] Yes          [ ] No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes          [ ] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List  the  expenses  incurred  in  connection  with  the  Merger  or
            Liquidation:

            (i)   Legal expenses:

            (ii)  Accounting expenses:

            (iii) Other expenses (list and identify separately):

            (iv)  Total expenses (sum of lines (i)-(iii) above):

      (b)   How were those expenses allocated?

      (c)   Who paid those expenses?

            (d)   How did the fund pay for unamortized expenses (if any)?


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ] Yes      [ ] No

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

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes      [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [X] Yes      [ ] No

      If Yes, describe the nature and extent of those activities:

      The fund made a public offering of its securities from April 2005 until October 2006. In October 2006, the fund, upon a vote of its board of managers, determined to cease public offer. At the same time, the fund, upon a resolution of its board of managers, conducted a tender offer for 100% of the outstanding units of the fund. Unitholders who tendered their units to such tender offer received the per unit net asset value as of December 29, 2006. As of December 29, 2006, the date as of which unitholders who tendered their units to the tender offer were deemed no longer to be shareholders in the fund, there was one unitholder (an affiliate of the investment adviser) who as of the date hereof remains the sole unitholder of the fund. The fund's business activities consist of one remaining investment which cannot be immediately liquidated. The fund is not presently making a public offering of securities and does not propose to make a public offering of securities. The fund will continue to operate as a private investment fund in reliance on Section 3(c)(1) of the Investment Company Act.

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Credit Suisse Alternative Capital Event Driven Fund, LLC, (ii) he is the president of Credit Suisse Alternative Capital Event Driven Fund, LLC and (iii) all actions by shareholders, managers and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


JANUARY 2, 2007                              /s/ Edward Poletti
--------------------------                   --------------------------------
Date                                         Name: Edward Poletti
                                             Title: Chief Financial Officer and
                                             Treasurer

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